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The Fan Engine

The Fan Engine is a modular, managed services platform that helps organizations in sports, entertainment, eSports, and charities manage and monetize their communities through subscriptions, memberships, donors and merchandise. It's Fan Engine NIL software supports college collectives with complia ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

FanEngine_CrowdSource_Cowboys_4-24-25
ROBERT FEDDER



Raised	Days Left
$0	229

Launch — 2 $10,000 Min — 3 $1,235,000 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Igniting Community Monetization: The Fan Engine Unleashed



KROGER FIELD
Mission Statement
Connect, Manage, Monetize and Grow communities by seamlessly integrating a comprehensive platform to cultivate fan loyalty, optimize workflows, and empower organizations to focus on revenue, audience engagement, and sustainable growth.

The Fan Engine is a **dynamic platform designed to empower organizations in sports, entertainment, eSports, and charitable sectors to connect, manage, and monetize their communities with precision and ease.** Originally launched in 2016 as Fullcube to build NASCAR's first fan base platform, it has since evolved into a comprehensive, turnkey solution that integrates seamlessly with existing systems—no custom build required. From experiential memberships and subscriptions to merchandise programs and advanced marketing services, The Fan Engine collaborates with industry giants like This Old House, The Culinary Institute of America, and SkinWalker Ranch, delivering tailored technology that boosts audience engagement and revenue while slashing overhead costs.



THE FAN ENGINE
The Fan Engine was born in 2016 initially creating the first ever NASCAR FAN base platform. The goal was to create a system where any community could manage and monetize their fan base.

Security Type:
Equity Security

Price Per Share
$9.50

Shares For Sale
130,000

Post Money Valuation:
$23,085,000

Investment Bonuses!
N/A

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
December 31, 2025

Minimum Investment Amount:
$247

Target Offering Range:
$10,000-$1,235,000


Formerly Fullcube, and now rebranded as THE FAN ENGINE, we deliver a highly customizable system that works with all current systems in place, thereby making us a custom solution without a custom build.
Our growth in services includes marketing, data accumulation and marketing, all while providing the service, analytics and attention so communities can create, we help companies manage and monetize.
We provide the roots for communities to thrive beyond what any current platform currently offers.

A standout offering is Fan Engine NIL, introduced in 2021, which provides cutting-edge Name, Image, Likeness (NIL) compliance and management software for college collectives and universities. Partnering with top-tier institutions like the University of Iowa and West Virginia University, this platform streamlines athlete management, predicts cash flows, and enhances donor experiences with insider programs—all backed by a recent U.S. patent for automated social media tracking and valuation tech. **Coupled with Fan Engine Marketing's innovative data acquisition—legally capturing insights from stadiums or events—and a strategic alliance with Guidon Creative, Specificity, NCode and MiCamp, a $50B credit card processor, The Fan Engine is redefining how communities thrive, offering unmatched analytics, payment processing, and subscriber retention tools to drive sustainable growth.**


Products
THE FAN ENGINE
THE FAN ENGINE NIL
MEDIA & MARKETING COMPANIES
ENTERTAINMENT COMPANIES
E-SPORTS
GAMING
NON-PROFITS
NIL COLLECTIVES
UNIVERSITIES & COLLEGES
NIL AGENCIES
MARKETING
TICKETING

Problem

The Monetization Maze: Untangling Community Chaos

For businesses managing communities—spanning sports, entertainment, eSports, and charities—**turning fan loyalty into sustainable revenue is a labyrinth of challenges. Data** management, security, compliance, and community engagement demand hefty integrations, steep time commitments, and rising costs, while inefficiencies, limited resources, and fractured communication stifle growth and leave potential profits untapped.


The Problem
Monetizing communities requires significant integrations, time commitment, and costs for community management businesses. Today's businesses face obstacles in the digital world such as
Data Management
Reporting
Efficiency
Security
Compliance
Community Management

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission



Data Management   Security

Reporting   Compliance

Efficiency   Community Management

Lack of Resources   Communication

Slow & Inefficient workflows

Solution

Fueling Success: The Fan Engine's Game-Changing Solution

The Fan Engine delivers a premium, all-in-one managed service platform that transforms the chaos of community monetization into a streamlined, revenue-driving powerhouse. **Unlike rigid, generic tools, our modular, customizable system integrates seamlessly with existing setups to manage audiences, boost subscriber retention, and monetize through memberships, subscriptions, and merchandise—empowering sports, entertainment, eSports, and charitable organizations to focus on their core passion while we handle the heavy lifting of data, compliance, and workflows.**



THE FAN ENGINE NIL

Created in 2021, The Fan Engine NIL software system provides end-to-end to end software support for NIL collectives and Universities. Combining our best-in-class donor management platform and NIL Management Systems, we seamlessly handle incoming pa and outgoing payments to athletes all while providing the needed compliance and protocols for every state.

NIL Management Systems is being acquired by The Fan Engine to leverage their patented technology for automated social media tracking, influencer and student-athlete post monitoring, and valuation algorithms. Their platform also offers automated contract creation, payment processing, and a compliance calculator, supported by a significant software investment and a recently granted US patent, creating strong barriers to entry.

And, with Fan Engine NIL, we're revolutionizing college collectives by offering end-to-end NIL compliance, athlete management, and donor engagement, backed by patented tech for social media tracking and predictive cash flows. Paired with our cutting-edge marketing data acquisition, ticket/raffle/event management and a MiCamp partnership slashing transaction costs, we guarantee increased fanbase growth, reduced churn, and lower overhead— delivering analytics, payment processing, and on-call support that roots communities for unprecedented success.

Business Model

Powering Profits: The Fan Engine's Winning Business Model

The Fan Engine operates a scalable, service-driven business model that combines subscription-based software with high-value managed services, targeting sports (NIL), entertainment, eSports, and charitable organizations. **Revenue streams flow from customizable platform subscriptions—offering tools like analytics, payment processing, and subscription management—alongside premium add-ons such as Fan Engine NIL compliance systems and marketing data acquisition, all tailored to maximize client monetization of their audiences while minimizing operational costs.**



PLATFORM FEATURES

- POWERFUL ANALYTICS
- SUBSCRIPTION MANAGEMENT
- CUSTOM LANDING & FUNNEL PAGES
- PAYMENT PROCESSING
- ON CALL ACCOUNT MANAGER
- MAJOR BRAND EXPERIENCE

PLATFORM BENEFITS

- GUARANTEE SUBSCRIBER REVENUE INCREASE
- GREATER OUTREACH EFFICIENCY
- REDUCED COSTS
- REDUCE SUBSCRIBER CHURN

Strategic partnerships amplify profitability, notably with, Specificity, Guidon Creative, NCode and MiCamp, a $50B credit card processor, enabling competitive transaction rates and a unique 20% fee kickback for NIL collectives, creating a win-win for clients and recurring revenue for The Fan Engine. By acquiring NIL Management Systems and leveraging patented technology, we secure a defensible edge, driving long-term growth through client retention, upselling advanced features, and expanding into new community-driven markets—all while delivering measurable ROI through increased subscriber revenue and reduced churn.

Market Projection

Billion-Dollar Boom: The Fan Engine's Industry Is Ready to Explode

The Fan Engine is capitalizing on a booming community engagement market, v**alued at $232 billion in North America in 2024, and a creator economy projected to hit $528.39 billion by 2030 from $191.55 billion today.** With subscription companies facing a $129 billion churn loss in 2025, its all-in-one platform is primed to seize a huge share of this trillion-dollar market by unlocking new revenue and slashing inefficiencies.

This is a gold rush, and The Fan Engine is leading the charge. **Targeting sports, entertainment, eSports, and charities, it leverages patented tech and partnerships to dominate the NIL space and beyond, offering scalable solutions in a market hungry for innovation as it races toward massive growth.**



Market Size

The current marketplace for content and community management platforms is a burgeoning trillion dollar marketplace. Managing this sector as a service platform allows for a significant turnkey player in the sports and media space as lost revenue is significant due to in house management.

$232B	$191B	$129B
North America holds the largest share of the Community Engagement Platform market, accounting for over 40% of the global revenue with a market size of $232.48 million in 2024	global creator economy market is currently valued at $191.55 billion and is expected to reach $528.39 billion by 2030	Subscription companies could collectively lose an estimated $129 billion in 2025 due to inadequate churn management

Competition

Rivals in the Rearview: The Fan Engine Outpaces the Pack

The Fan Engine stands tall in a crowded field of community engagement platforms, **outpacing big names like Patreon and Substack, which dominate creator subscriptions, and specialized NIL players like Teamworks and Opendorse.** While these competitors excel in their niches, they lack the comprehensive, turnkey power of The Fan Engine's modular, API-driven system that integrates seamlessly with clients' preferred vendors. This flexibility reduces operational chaos and costs, setting it apart from rigid, one-size-fits-all tools that lock users into limited ecosystems. Add its patented social media tracking and valuation technology, and The Fan Engine leaves fragmented rivals struggling to solve the full scope of monetization challenges.

Competitors

While many platforms cater to specific niches or require rigid ecosystems, our modular software is designed to seamlessly integrate with any media or brand platform via API connectivity, offering unmatched flexibility and scalability. Unlike one-size-fits-all solutions, we uniquely serve the needs of **collectives**—such as student-athlete groups, influencer networks, and brand partnerships—as well as **premium media companies**, providing tailored tools for membership management, compliance tracking, and automated workflows. This adaptability makes us the ideal partner for organizations seeking a customizable, future-proof solution in a dynamic marketplace.

SUB Management	NIL SPACE
Memberstack	Basepath
Sharetribe	INFLCR
Podia	Opendorse

The competition is heating up, but The Fan Engine is rewriting the playbook. **Unlike single-focus platforms—think Eventbrite for ticketing, Sprout Social for analytics, or INFLCR for compliance—it offers a unified, all-in-one solution tailored to sports, entertainment, eSports, and charitable sectors.** Its unique emphasis on collectives, such as student-athlete groups and premium media companies, combined with powerhouse partnerships like MiCamp and N/code, gives it unmatched versatility and reach. In a trillion-dollar market where rivals vie for narrow slices, The Fan Engine's scalability and innovation position it as the frontrunner poised to dominate.

Traction & Customers

Revving Up Results: The Fan Engine's Proven Traction

In 2024, the company generated $425,000 in revenue, boasting a robust 25% average quarterly growth rate, and is on track to surpass $1.1 million in 2025, fueled by new client wins and lucrative upselling of premium features like Fan Engine NIL and marketing services. This financial momentum reflects the platform's ability to deliver tangible value, turning community engagement into predictable, growing cash flows for clients.

Projected Revenue & Assets

The Fan Engine has demonstrated strong traction across multiple key metrics, highlighting both market demand and scalability.

- Revenue Growth:
  - Generated $425,000 in revenue in 2024, with a 25% average quarterly growth rate.
  - Projected to exceed $705K in 2025 with continued client acquisition and upselling opportunities.
- Client Adoption & Retention:
  - 30+ active clients by 2026



- Client Adoption & Retention:
  - 30+ active clients by 2026
  - 90% client retention rate, indicating strong product adoption and customer satisfaction.

	2025	2026	2027	2028	2029
Total Revenue	$705K	$4.5M	$15.1M	$22.8M	$31.5M
Assets	$6.5M	$8.5M	$8.5M	$8.5M	$8.5M
Active Clients	12	30	72	102	172
Avg Client Revenue	6,250	6000	5,140	5,000	5,500
Client Retention %	85	90	92	95	90

Beyond revenue, The Fan Engine's client metrics tell a story of stickiness and satisfaction, with 30 active clients projected by 2026 and an exceptional 90% retention rate—proof of strong product adoption across sports, entertainment, and charity sectors. Partnerships with heavyweights like N/code, Specificity, MediaWorks 360, and Guidon Creative, alongside a client roster featuring This Old House and top NIL collectives, amplify brand credibility and open doors to a $232B North American community engagement market, positioning The Fan Engine as the go-to managed service platform in a trillion-dollar space.



Investors

Why Invest?

The Fan Engine is a high-octane opportunity to invest in a trailblazer redefining community monetization across sports, entertainment, eSports, gaming, and charities. With explosive growth, patented tech, and a trillion-dollar market in its sights, here's why it's a no-brainer:

1. **Surging Revenue & Traction**: Hit $425,000 in 2024 with a 25% quarterly growth rate, projected to top $1.1M in 2025 via new clients and upsells.
2. **Massive Market Opportunity**: Targets a $232B North American engagement market and a $528B global creator economy by 2030, tackling a $129B churn crisis.
3. **Patented Innovation**: Owns a U.S. patent for social media tracking and valuation, powering its cutting-edge Fan Engine NIL platform.
4. **Powerhouse Partnerships**: Allied with MiCamp ($50B processor) for fee kickbacks, N/code for tech, and Specificity for client acquisition.
5. **Sticky, Premium Clients**: Boasts a 90% retention rate, serving icons like This Old House and top NIL collectives (e.g., University of Iowa).
6. **Scalable Revenue Model**: Blends subscription software with high-margin services and add-ons, ensuring recurring profits and growth.
7. **Unique Market Edge**: The only turnkey solution integrating vendor services, solving the "monetization maze" for collectives and media alike.

7. **Unique Market Edge**: The only turnkey solution integrating vendor services, solving the "monetization maze" for collectives and media alike.

Why Us?
The Fan Engine is the only platform that allows for direct integration of the myriad of vendor services used by companies into one, managed platform. Our partners and our new capabilities provide us with brand name recognition and a proven track record for growth. Additionally, the platform and partnerships provide:
Custom
The typical content platform has dozens of vendors handling single use tasks.
Our managed service allows for integration of the preferred vendors (rather than being forced to use different providers) so there is continuity yet ease of transition.
Client List
From evergreen brands such as This Old House and some of the best known NIL collectives in the marketplace, we have served and continue to serve these names with pride and efficiency.
Premium
Our focus on the premium media and sports community engagement ensures that the deliverables for our client are sincere and relevant.

Use of Funds:

Funding will be used for:
Technology:
continued enhancement of the platforms to meet current and new client needs
Integrating new acquisitions & partnerships into current platform
Marketing and sales efforts in each of the potential markets.
Enterprise level software for large media and production houses.
Expansion into markets in the UK and Europe
5 YR PLAN
Years 1-2:
Growth within NIL markets by targeting 50% market share in NIL Space.
Target and expand premium media marketplace hubs such as ROKU and large media conglomerates for FAN ENGINE implementation
Years 3-5
Establish a beachhead in Europe and Asia
Entrench our software as the must have for Universities and large scale charities

Terms

Up to $1,235,000.00 in Non-Voting Membership Units at $9.50 per Unit, with a minimum target amount of $9,994.00.

Offering Minimum: $9,994.00 | 1,052 Non-Voting Units
Offering Maximum: $1,235,000 | 130,000 Non-Voting Units
Type of Security: Non-Voting Membership Units
Offering Deadline: December 31, 2025
Minimum Investment Amount (Per Investor): $247.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $247.00. The Company must reach its Target Offering Amount of $9,994.00 by December 31, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,994.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is The Fan Engine, Inc., the name of the SPV is The Fan Engine SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in The Fan Engine SPV, LLC and The Fan Engine SPV, LLC will, in turn, use your money to invest in The Fan Engine, Inc. Hence, The Fan Engine SPV, LLC will be reflected as one investor in The Fan Engine, Inc.

The Fan Engine, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its capitalization table.

The Fan Engine SPV, LLC will conduct no business other than to invest in The Fan Engine, Inc. The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. The Fan Engine SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

Although The Fan Engine, Inc. is a corporation, you will be an owner of The Fan Engine SPV, LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to The Fan Engine, Inc., not to The Fan Engine SPV, LLC unless otherwise indicated.

NOTE TO INVESTORS: As explained above, you will invest in The Fan Engine SPV, LLC, not in the Company directly. You will receive an interest in The Fan Engine SPV, LLC called "Investor Units" while The Fan Engine SPV, LLC will receive units of Common Units issued by the Company. The governing documents of The Fan Engine SPV, LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT E and EXHIBIT G), and the Investor Units to be issued to you from The Fan Engine SPV, LLC, are intended to put you in the same position as if you had purchased units of Common Units directly from the Company.

Voting Proxy to the Manager

The SPV investor units do not have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a voting proxy granted by Investor in the subscription agreement (Exhibit C), has appointed or will appoint the Manager, The Fan Engine, Inc., as the Investor's true and lawful proxy (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by PicMii Crowdfunding, LLC, and (ii) execute, in connection with such voting power any instrument or document that the Manager determines is necessary and appropriate in the exercise of his or her authority. The Investor Units shall have one hundred percent (100%) of the economic rights and no management rights other than to replace the Manager upon a majority vote at a duly called meeting. The Manager Units shall be held only by The Fan Engine, Inc., or its affiliates or assigns. The Manager Units will confer no economic rights but shall confer one hundred percent (100%) of the management authority to the holders of the Manager Units. The holders of Manager Units shall have all rights necessary to manage the business affairs of the Company, including but not limited to, the authority to direct the acquisition, holding, and disposition of the Company's assets, and to make all decisions regarding the Company's operations without requiring the consent of the holders of the Investor Units, subject to limitations in Delaware state law, participation in tender offers, mergers, acquisitions, or any other matters requiring shareholder approval.

Investor Units, subject to limitations in Delaware state law, participation in tender offers, mergers, acquisitions, or any other matters requiring shareholder approval.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview Team About Communication Channel Updates

Eric Mader

Co-CEO

Background

Former D1 College Athlete & Attorney: Played Clemson Football, Studied Law at FSU. Extensive C-Level Experience: Over 20 years in sales, management, and business development. Diverse Sports Industry Background: Involved with MLB, MiLB, AFL, CFL, Minor League hockey, and the 1996 Olympics. Legal Expertise: Specialized in corporate business law, contracts, and negotiations. Startup Specialist: 10th employee at a start-up that reached a $2.5B valuation.

Ty Bailey

Co-CEO

Background

Began career with XFL (NBC Sports/WWE venture) as liaison to leadership, later served as VP of Talent at WWE (2006-2012), managing talent IP across content, sponsorships, and licensing while launching the first talent development performance center. Founded 10XSports, advised firms, served as VP at Lagardere Unlimited and InfiniteReality, driving Web 3.0 strategies. Secured sponsorships with 21 Sports Marketing, major WWE partnerships like Proctor & Gamble, and TV rights renewals.

Avery McNeely

Key Account & Customer Success Manager

Background

10+ years of experience delivering technology solutions designed to build brand loyalty through fan engagement Expert in creating value propositions/designing tiered membership subscription models Skilled in coordinating with key stakeholders and development teams Collaborative and strategic team leadership Robust background in customer relationship management (CRM) Graduate UNC Chapel Hill

Kevin Gemas

Board of Directors

Background

Former Founder/President/COO Titan Spine – Sold to Medtronic 1999: Named Entrepreneur of the Year 2001: Named Executive of the Year in Wisconsin Recognized as an inspirational speaker and mentor for high schools, colleges, foundations, and corporations Clemson University Graduate – Bachelor of Science in Administrative Management Former Block C Letterman's Club Member and 1981 National Championship Football Team Member Served 4+ years as a Board Member for the Arthur M. Spiro Institute at Clemson's College of Business Member of the Benjamin Ryan Tillman Society

Overview Team About Communication Channel Updates

Company Name

The Fan Engine

Location

600 Vine St
Suite 2500
Cincinnati, Ohio 45202

Number of Employees

3

Incorporation Type

LLC

State of Incorporation

Delaware

Date Founded

January 15, 2024

Company Website